Exhibit 21.1

Subsidiaries of Appliance Recycling Centers of America, Inc.

Name	Jurisdiction of Incorporation
JanOne Biotech Holdings Inc.	Nevada
ARCA Recycling, Inc. (1)	California
ARCA Canada Inc.	Ontario, Canada
Customer Connexx, LLC (1)	Nevada
GeoTraq Inc.	Nevada

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All subsidiaries are 100% owned by the Company.

(1) On February 19, 2021, JanOne Inc. (the “Company”), together with its subsidiaries ARCA Recycling, Inc. (“ARCA Recycling”) and Customer Connexx LLC (“Connexx”), entered into an Asset Purchase Agreement with ARCA Affiliated Holdings Corporation, ARCA Services Inc., and Connexx Services Inc. (collectively, the “Buyers”) pursuant to which the Buyers agreed to acquire substantially all of the assets, and assume certain liabilities, of ARCA Recycling and Connexx. See the Current Report on Form 8-K filed by the Company with the U.S. Securities and Exchange Commission on February 25, 2021.